Correspondence

April 7, 2010	David A. Rontal Attorney at Law 303.223.1175 tel 303.223.0975 fax drontal@bhfs.com

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David J. Orlic and Michael F. Johnson

RE:	Verecloud, Inc. Registration Statement on Form S-1 Registration No. 333-163685 Filed February 3, 2010

Ladies and Gentlemen:

On behalf of our client, Verecloud, Inc. (“Verecloud” or the “Company”), we have set forth below our responses to the comments contained in your letter dated March 25, 2010 with respect to Amendment No. 4 of the captioned Registration Statement.  In addition, we are filing concurrently herewith Amendment No. 4 to the Company’s Registration Statement (the “Amendment No. 4”).

Unit Bonus Plan, page 34

1.           We note that on January 26, 2010, the board of directors adopted the Unit bonus Plan and subsequently granted unit awards to employees of the Company.  It appears that this plan should be filed as an exhibit.  Please file this plan or tell us why you believe it is not required to be filed.  Refer to Item 601(b)(10)(iii) of Regulation S-K.

This Exhibit was previously filed as Exhibit 10.6 on Amendment No. 3 to the Company's Registration Statement.

Note 3.  Restatement of Consolidated Financial Statements, page F-11

2.           Please provide the per share amounts for the six months ended December 31, 2009, as required by ASC 250 (formerly paragraph 26 of SFAS 154), on pages 18 and F-11.  Also, we note that the restatement had no impact on the June 30, 2009 statements of income.  Please remove the reference of "restated" from the six months ended June 30, 2009 statements of Operations on page F-4.

We have added the per share amounts for the six months ended December 31, 2009 as required by ASC 250 on pages 18 and F-11. In addition, we have removed the reference of “restated” from the six months ended June 30, 2009 statements of operations on page F-4.

3.           It is not clear why you reference the six-months ended June 30, 2009 as unaudited since that period is now audited after the change in fiscal year end.  Please revise here and throughout the filing.

We have removed all references to the six months ended June 30, 2009 as being unaudited.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432 Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1100 tel 303.223.1111 fax

U.S. Securities and Exchange Commission
April 7, 2010

4.           Revise the note disclosure to show the effect of the correction on each financial statement line item for all prior periods restated as required by ASC 250-10-50-7.  Discussions and other presentations regarding these restated financial statements throughout the filing should conform to the revision as applicable.  For example, you should clarify where you say the restatement had no balance sheet impact that there was impact on line items within the financial statements.

      We have expanded the disclosure in the restatement section to show the line item impact on the statement of stockholders' equity and statement of cash flows.

Note 8.  Purchase of Member's Interest, page F-13

5.           We note that the company's cash balance fell below the $750,000 cash requirement of the loan covenant on March 1, 2010.  Please confirm that the full note balance will be classified as a current liability in your March 31, 2010 interim financial statements.

The full amount will be shown as a current liability in the Quarterly Report on Form 10-Q for the March 31, 2010 interim financial statements. We have added a sentence to Note 8 stating this fact.

6.           It is not clear that capital stock was acquired for the 51% membership interests on May 26, 2009 and therefore we do not understand why treasury stock is the appropriate characterization of the excess paid over "member's equity acquired."  Please explain the nature and legal form of the membership interests and tell us how the excess amount over the book value of that legal form is appropriately characterized as treasury stock of Verecloud, Inc.  If treasury stock is the appropriate form of acquired interest it is not clear why you did not reduce common stock accordingly.

Per our follow-up discussion with Bob Benton, we changed the wording to more accurately describe that the transaction was a purchase of the “members’ interest” and was recorded as a reduction in members' equity since there was no common stock at the time of the transaction.

Note 11.  Income taxes, page F-17

7.           Please explain the basis for the amount noted as "Change in tax status."  It is not clear how a tax status change from non-taxable to taxable would reduce current income tax expense which apparently is due during the periods the company was a taxable entity.

Since the statutory rate of 34% is based on the six months ended December 31, 2009, the reduction of 36.3% relates to the income earned prior to the company becoming a taxable entity.  We have changed the description to “Reduction due to LLC results prior to September 1, 2009 not subject to federal or state income taxes”.

Note 12,  Subsequent Events, page F-17

8.           The staff notes the issuance of 898,000 shares on February 24, 2010 of common stock to various consultants and 240,000 restricted stock awards to employees on March 9, 2010.  Please disclose the assumptions used to value and account for the issuance and the amount of compensation cost recorded for such issuance.  Also, tell us of the accounting authoritative literature that supports your accounting and the expected impact on future operations.

We have added a disclosure of the stock-based compensation amount that will be booked in the three months ended March 31, 2010. We have also added a reference to note 10 for a description of the methodology used since the methodology is the same as was used for the stock-based compensation recorded in the six months ended December 31, 2009.

U.S. Securities and Exchange Commission
April 7, 2010

Item 15.  Recent Sales of Unregistered Securities, page II-1

9.           We note your disclosure on pages F-17 through F-18 that you have recent sales of unregistered securities, yet you have not disclosed these sales under Item 15 as required by Form S-1 and Item 701 of Regulation S-K.  Please revise your filing accordingly.

We have updated this disclosure as requested.

Form 10-KT for the Transition period from January 1, 2009 to June 30, 2009 filed March 1, 2010

10.           Please amend the Form 10-K to include the comparable prior transition period ended June 30, 2008.  This comparable information can be unaudited.

 We amend our Transition Report on Form 10-KT as requested.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2009 filed March 17, 2009

11.           Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in rule 13a-15(e) under the Exchange Act, are effective.  The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer...is accumulated and communicated to the issuer's management...as appropriate to allow timely decisions regarding required disclosure."  Please confirm, if true, that your disclosure controls and procedures for the relevant period meet all of the requirements of Rule 13a-15(e).  Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

The Company believes that all of its disclosure controls and procedures for the period covered by this Quarterly Report meet all of the requirements of Rule 13a-15(e).  In addition, we will amend our Quarterly Report on Form 10-Q/A as requested.

12.           Your Form 8-K  filed January 19, 2010 appears to have been untimely and, given that this Form 8-K was reporting an event that took place on December 3, 2009, please advise how you were able to determine that your disclosure controls and procedures were effective during the fiscal quarter ended December 31, 2009.

The late filed Current Report on Form 8-K was due to a miscommunication between the Company and its legal counsel and not the result of ineffective disclosure controls.  When the Company changed its fiscal year end on December 3, 2009, this issue was communicated to counsel.  However, due to a misunderstanding by counsel of the actions taken by the Company, the appropriate Current Report was not filed in a timely manner.

Sincerely,

/s/ David A. Rontal
David A. Rontal